Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

TRANSACTIONS WITH RELATED PARTIES POLICY

SUMMARY

1.	PURPOSE

2.	APPLICABILITY

3.	RESPONSIBILITIES

4.	RULES

4.1. Definition of Related Parties

4.2. Definitions of Market Conditions, Significant Amount, Correlated Transactions and Ordinary Operations

4.3. Formalization of Transactions between Related Parties

4.4. Governance Framework for Transactions of a Significant Amount between Related Parties

4.5. Impediment

4.6. Duty to Disclose

4.7. Barred Transactions

5.	CODE OF ETHICS

6.	PENALTIES

7.	POLICY UPDATES

1.	PURPOSE

The purpose of this Transactions with Related Parties Policy (“Policy”) is to establish rules and consolidate procedures with which Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) must comply in connection with transactions between Related Parties, ensuring equality and transparency so as to guarantee to stockholders, investors and other stakeholders that Itaú Unibanco is in compliance with the best Corporate Governance practices.

2.	APPLICABILITY

This policy applies to Itaú Unibanco and its subsidiaries in Brazil.

3.	RESPONSIBILITIES

The responsibilities assigned to the departments and bodies of the Itaú Unibanco Conglomerate as a result of this Policy are determined by an internal circular of the Company.

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4.	RULES

4.1.	Definition of Related Parties

The Company uses the guidelines established by the Accounting Pronouncement CPC 05, and any subsequent revisions, issued by the Brazilian Accounting Pronouncements Committee and approved by the Brazilian Securities and Exchange Commission (“CVM”), in accordance with the applicable regulation. For the purposes of this Policy, Related Parties to the Company are:

(a)	a person or a close family member of this person’s who:

(i)	has the total control or joint control of the Company;

(ii)	has a significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or its parent company.

b)	an entity under some of the situations described below:

(i)	that is a member of the same economic group of the Company;

(ii)	the entity/Company that is an associate or joint venture of the Company/entity or another entity of the same economic group;

(iii)	the entity and the Company that are joint ventures of a third entity;

(iv)	the entity/Company that is a joint venture of a third entity and the Company/entity that is an associate of this third entity;

(v)	the entity that is a post-employment benefit plan whose beneficiaries are employees of both entities, the Company and the entity that is related to the Company;

(vi)	the entity that is fully controlled or jointly controlled by a person identified in (a); or

(vii)	a person identified in (a)(i) that has a significant influence over the entity or is a member of the key management personnel of this entity.

4.1.1.      Close Family Members: close family members are those family members who are expected to have an influence over or be influenced by the person in the business between these members and the entity, and they include:

(i)	the children, spouse or partner of the person;

(ii)	the children of the spouse or partner; and

(iii)	dependents of the person, spouse or partner.

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4.2.	Definitions of Market Conditions, Significant Amount, Correlated Transactions and Ordinary Operations

4.2.1.     Market Conditions: conditions for which the following principles have been observed during negotiations: competitiveness (service prices and conditions that are compatible with those adopted by the market); compliance (compliance of the services provided with the Company's contractual terms and responsibilities, as well as with appropriate information security controls); and transparency (appropriate reporting of the agreed-upon conditions and their due application, as well as their impacts on the Company's financial statements). Upon negotiations between Related Parties, the same principles that guide the negotiations between the Itaú Unibanco Conglomerate and independent parties must be observed.

4.2.2.     Significant Amount: a Significant Amount shall be that of a transaction or a set of Correlated Transactions in an amount exceeding one million Brazilian Reais (R$1,000,000) over a period of twelve (12) consecutive months.

4.2.3.     Correlated Transactions: Correlated Transactions are similar transactions with a logical relation between them due to their purpose or their parties, such as: a) continuing transactions involving regular installments, provided that the amounts involved are known at the time of the signing of the agreement; and b) subsequent transactions derived from an initial transaction that has already been carried out, provided that such initial transaction had established the main conditions, including the amounts involved.

4.2.4.     Ordinary Operations: Ordinary Operations are those that involve off-the-shelf products and/or services, that is, those that are available to the Company’s clients, with standardized pricing, in accordance with the margins of negotiation allowed for the commercial areas to clients with the same profile, provided that they are in accordance with market conditions under the terms of item 4.2.1.

Customized products or products developed specifically for clients that are considered related parties will be assessed under the terms of legislation and the criteria of this and other policies of Itaú Unibanco’s.

4.3.	Formalization of Transactions between Related Parties

4.3.1.	In transactions involving Related Parties, as defined in this Policy, the following conditions must be observed:

a) the transactions must be in accordance with Market Conditions and the provisions established in this Policy and, also, in conformity with the other practices adopted by the Company's management, such as the guidelines provided for in the Company's Code of Ethics and other internal policies;

b) the transactions must be executed in writing, specifying their main characteristics and conditions, such as: name of the parties, overall price, unit price, terms, collaterals, payment of taxes and fees, licenses required, conditions for termination, etc.; and

c) the transactions must be clearly disclosed in Itaú Unibanco's financial statements in accordance with the materiality criteria provided by accounting standards.

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4.3.2.     Should any company of the Itaú Unibanco Conglomerate be engaged by Related Parties in asset, liability or service provision operations, including under the terms of Supplementary Law No. 105/01, in addition to the conditions provided for in sub-item 4.3.1., the Market Conditions applicable to other clients that have the same profile, risk exposure, volume of funds among other characteristics, will be applied. Except in situations where confidentiality is a legal obligation, asset, liability and service provision operations will be subject to item 4.6.3. of this Policy.

4.4.	Governance Framework for Transactions of a Significant Amount between Related Parties

4.4.1.      If the transaction involves a Significant Amount for Itaú Unibanco, the following rules must be observed together with the rules established in item 4.3. above, namely:

a) the transaction must be submitted to the approval of the Related Parties Committee (“Committee”) made up of three (3) members of Itaú Unibanco’s Board of Directors considered independent who must verify the advantages of said transaction for Itaú Unibanco;

b) the submittal of the transactions to the Committee must include (i) other market prices, whenever possible, aimed at complying with the provision in item 4.3.1. a); (ii) the reasons that ensure arm’s length conditions; (iii) the justification for carrying out the transaction with the Related Party and not with third parties; (iv) the type of relationship with the Related Party; (v) information on any previous correlated transactions; and (vi) the benefits expected by the Company and the Related Party; and

c) such transactions must be reported to Itaú Unibanco’s Board of Directors on a quarterly basis.

4.4.2.     The Committee’s resolutions may be made at in-person meetings or via conference call, video conference or by email.

4.4.3.     The rules provided for in this item will not apply to operations carried out:

a) between the Company and its direct and indirect subsidiaries, except for where direct or indirect controlling stockholders of the issuer, their management members or persons related to them (bound person) hold an interest in the capital of the subsidiary; and

b) between direct and indirect subsidiaries of the Company, except for where direct or indirect controlling stockholders of the issuer, their management members or persons related to them (bound person) hold an interest in the capital of the subsidiary.

4.4.3.1.  For the purposes of item 4.4.3., a “bound person” means the individual or legal entity that represents the same interest of the person to which it is bound.

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4.4.4.     Ordinary operations with Related Parties will be exempted from the procedures described in item 4.4.1. provided that the Market Conditions under the terms mentioned in item 4.3.2. are observed.

4.4.5.     The Committee may, if it deems relevant, engage external advisors, caring for the integrity and confidentiality of the work, without relieving the Committee of its responsibilities. In any situation, engaging advisors, consultants and intermediaries that generate a conflict of interests with the Company, its management members or stockholders is forbidden.

4.5.	Impediment

4.5.1.     The Company's management must abide by the ordinary flow of negotiations, analysis and approval of the transactions within the scope of the Itaú Unibanco Conglomerate, refraining from making interventions that influence the engagement of Related Parties in disagreement with said flow.

4.5.2.     In situations where a member involved in the approval of the transaction is impeded from resolving on the matter as a result of a potential conflict of interests, said member must declare themselves impeded, explaining their involvement in the transaction and providing details on the transaction and the parties involved. The impediment must be reported in the document with the resolutions on the transaction.

4.6.       Duty to Disclose

4.6.1.     In accordance with the determination in Article 247 of Law No. 6,404/76 (Brazilian Corporate Law), CVM Resolution No. 642/10 and Resolution of the National Monetary Council No. 3,750/09, the Company must disclose Transactions with Related Parties, providing sufficient details for the identification of the Related Parties and of any essential or not strictly arm’s length conditions inherent to the relevant transactions, thus enabling the Company's stockholders to supervise and monitor Itaú Unibanco's management actions.

4.6.2.     The disclosure of this information will take place in a clear and accurate manner in the notes to the Company's financial statements in accordance with the applicable accounting principles. In addition to such disclosure, the Company will also be required to disclose Transactions with Related Parties to the market under the terms established in the Corporate Governance Level 1 Listing Regulation of B3 S.A. – Brazil, Stock Exchange, Over the Counter (“B3”), particularly with respect to the additional requirements for quarterly information (ITR’s), as well as under the terms of CVM Instruction No. 480/09.

4.6.3.     A transaction or set of Correlated Transactions with Related Parties whose amount exceeds fifty million Brazilian reais (R$50,000,000) and that meets the disclosure requirements in Attachment 30-XXXIII to CVM Instruction No. 480/09 must be disclosed by means of the electronic system available on CVM website within a period of seven (7) business days after its occurrence in accordance with the aforementioned rule.

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4.7.	Barred Transactions

4.7.1.	Transactions between Related Parties will be barred in the following cases:

a) carried out under conditions other than Market Conditions;

b) granting of loans and advances under the terms of Article 17 of Law No. 7.492/86 and in those situations that are not authorized by the National Monetary Council;

c) service agreements between the Company and Related Parties that (i) are not the services that are usually offered to the Company's clients, or (ii) involve unjustifiable or disproportionate compensation in terms of creation of value for the Company; or

d) corporate restructuring processes that do not ensure an equitable treatment to all stockholders of the Company.

5.	CODE OF ETHICS

In addition to the rules provided for in this Policy, Itaú Unibanco’s employees and management members must observe the guidelines provided for in the Company's Code of Ethics and Integrity and Ethics Corporate Policy in any Transactions with Related Parties.

6.	PENALTIES

Breaches of the terms of this Policy will be examined by the Audit Committee and consequently submitted to the Company’s Board of Directors, which will take the applicable measures, reminding that certain conducts may be criminal offenses, subjecting those involved to the penalties provided for in the legislation in effect.

7.	POLICY UPDATES

The Company’s Board of Directors is authorized to update this Policy whenever necessary as a result of amendments to laws, particularly with respect to CVM and B3 regulation regarding Corporate Governance Practices applicable to the Company.

This Policy was updated by the Board of Directors on October 26, 2017.

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